Bryan T. Allen
Direct (801) 257-7963
ballen@parrbrown.com

November 10, 2009

Pamela Long
Assistant Director

Dorine H. Miller
Financial Analyst

Craig Slivka
Special Counsel

Division of Corporation Finance
Mail Stop 4631
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C.  20549-9368

Re:	Altair Nanotechnologies Inc. Registration Statement on Form S-3 File No.: 333-162310

Dear Ms. Long, Ms. Miller and Mr. Slivka:

On behalf of Altair Nanotechnologies, Inc. and its consolidated subsidiaries (the “Company”), I am writing in response to your letter to the Company dated October 28, 2009 (your “Letter”) with respect to Registration Statement on Form S-3, File No. 333-162310 (the “Registration Statement”).  For clarity, each of the responses is preceded by a bolded restatement of your request.

Outside Front Cover Page

1.           Please note that the amount of unsold securities that are being included on the replacement registration statement pursuant to Rule 415(a)(6) should not be included as part of the “Proposed Maximum Aggregate Offering Price” EDGAR header tag.  Since it appears that the registration will not register any new securities and the replacement registration statement therefore will cover only securities included from the expiring registration statement pursuant to Rule 415(a)(6), the registrant should enter “$1” in the “Proposed Maximum Aggregate Offering Price” EDGAR header tag.  The registrant should enter “$0” as the fee paid.

Response:  The Company has modified the EDGAR header tags in a manner consistent with your comment.

Exhibit 5.1 – Opinion of Cassels Brock & Blackwell, LLP

2.           Since the replacement registration statement was not filed in reliance upon Rule 462(b) of the Securities Act, the legal opinion should be filed as an exhibit to the amended registration statement and not incorporated by reference.  Please note that the legal opinion should opine on the rights associated with the common shares.

Response: In response to your comment, the Company has caused the legal opinion to be filed as an Exhibit to the Registration Statement and the legal opinion to cover the rights associated with the common shares.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call me at 801.257.7963 or John Harvat, General Counsel of the Company, at (775) 858-3742.

Sincerely, /s/ Bryan Allen Bryan T. Allen Parr, Brown, Gee and Loveless, PC